SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

TWIN RIVER WORLDWIDE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

90171V204

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

________________________

Craig Eaton
Executive Vice President, General Counsel and Compliance Officer
Twin River Worldwide Holdings, Inc.
100 Westminster Street
Providence, Rhode Island 02903
(401) 475-8474

________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Robert A. Profusek

Andrew M. Levine
Jones Day

250 Vesey Street
New York, New York 10281
(212) 326-3939

________________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$75,000,000	$9,090

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $75,000,000 in the aggregate of up to 2,542,372 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $29.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,090 Form or Registration No.: Schedule TO	Filing party: Twin River Worldwide Holdings, Inc. Date filed: June 25, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by Twin River Worldwide Holdings, Inc. (the “Company”) on June 25, 2019 to purchase for cash shares of its common stock, par value $0.01 per share (“Shares”), for an aggregate purchase price of no more than $75 million, at a per Share purchase price of not less than $29.50 nor greater than $33.00 per Share, on the terms and subject to the conditions described in the Offer to Purchase, dated June 25, 2019, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (as amended, the “Letter of Transmittal”), which together constitute the tender offer (as amended, the “Offer”).

This Amendment amends and supplements the Schedule TO. Only items amended are reported in this Amendment. Except as provided herein, the information contained in this Schedule TO remains unchanged. This Amendment should be read together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.       Additional Information.

On July 29, 2019, the Company issued a press release announcing the preliminary results of the Offer, which expired at 11:59 p.m., New York City time, on July 26, 2019. A copy of such press release is filed as exhibit (a)(5)(E) hereto and is incorporated by reference into Item 11 of this Schedule TO.

Item 12.       Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit Number	Description

(a)(5)(E)*	Press Release announcing preliminary results of the Offer, dated July 29, 2019.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWIN RIVER WORLDWIDE HOLDINGS, INC.

By:	/s/ Stephen H. Capp
Stephen H. Capp
Executive Vice President and Chief Financial Officer

Date: July 29, 2019